SECURITIES AND EXCHANGE COMMISSION
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SEC FILE NUMBER
8 - 52628

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

NANES, DELORME CAPITAL MANAGEMENT LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 PARK AVENUE, 7TH FLOOR
(No. And Street)

NEW YORK, NY (City) (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID E. MC CLEAN (516) 481-8086
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

ORAM, YELON & BERNSTEIN, P.C.
(Name - *if individual state last, first, middle name*)

420 LEXINGTON AVENUE, SUITE 2150 (Address) NEW YORK (City) NY (State) 10170 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, DAVID E. MC CLEAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NANES, DELORME CAPITAL MANAGEMENT LLC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF FINANCIAL OFFICER

Title



Notary Public

COLE H. ORAM
Notary Public, State of New York
No. 4623422
Qualified in Westchester County
Commission Expires September 30, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

NANES, DELORME CAPITAL MANAGEMENT LLC
Financial Statements
December 31,2002

Oram, Yelon & Bernstein, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

NANES, DELORME CAPITAL MANAGEMENT LLC

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Oram, Yelon & Bernstein, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS OF
NANES, DELORME CAPITAL MANAGEMENT LLC

We have audited the accompanying statement of financial condition of Nanes, Delorme Capital Management LLC as of December 31, 2002 and the related statements of operations, changes in capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nanes, Delorme Capital Management LLC as of December 31, 2002 and the results of its operations, changes in capital, and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

NEW YORK, NEW YORK
FEBRUARY 7, 2003

Oram, Yelon & Bernstein, P.C.
ORAM, YELON & BERNSTEIN, P.C.

420 Lexington Avenue, New York, NY 10170 / 212-953-0500 / Fax 212-953-0995

NANES, DELORME CAPITAL MANAGEMENT LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

Assets	
Cash and cash equivalents	$ 43,491
Due from clearing broker	181,854
Securities owned at market	68,451
Interest receivable	675
Prepaid expenses	3,337
Security deposit	12,348
Furniture and equipment (net of accumulated depreciation of $11,392)	10,400
Investment in partnership	95,625
Total Assets	$416,181
Liabilities & Capital	
Securities and options sold not yet purchased	$ 6,050
Accounts payable	33,965
Accrued expenses and taxes	13,258
Total Liabilities	53,273
Capital	362,908
Total Liabilities & Capital	$416,181

The accompanying notes are an integral part of these financial statements.

NANES, DELORME CAPITAL MANAGEMENT LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues	
Commissions	$369,501
Service fees	22,579
Trading gains	74,468
Interest & Dividends	3,262
Other income (loss)	(4,375)
Total Revenues	465,435
Expenses	
Clearing and execution fees	167,218
Professional & consulting fees	38,100
Payroll & employment costs	77,427
Travel & entertainment	5,980
Insurance	5,949
Rent	49,390
Regulatory fees	2,606
Telephone	6,283
Market data services	19,838
Postage & printing	3,608
Advertising & promotion	857
Office & miscellaneous	10,253
Depreciation	6,221
Contributions	330
Total Operating Expenses	394,060
Net Income	$ 71,375

The accompanying notes are an integral part of these financial statements.

NANES, DELORME CAPITAL MANAGEMENT LLC

STATEMENT OF CHANGES IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2002

Balance at January 1, 2002	$383,494
Contributions by members	20,000
Net Income	71,375
Distributions	(111,961)
Balance at December 31, 2002	$362,908

The accompanying notes are an integral part of these financial statements.

NANES, DELORME CAPITAL MANAGEMENT LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows From Operating Activities:	
Net Income	$ 71,375
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:	
Depreciation	6,221
(Increase) in prepaid expenses	(767)
(Increase) in receivable from clearing broker	(101,383)
Decrease in securities owned	109,697
Decrease in interest receivable	620
Increase in accounts payable & accrued expenses	33,581
(Decrease) in securities sold not yet purchased	(36,935)
Net Cash Provided By Operating Activities	82,409
Cash Flows from Investing Activities:	
Investment in Partnership	(95,625)
Fixed assets	(4,176)
Net Cash (Used in) Investing Activities	(99,801)
Cash Flows from Financing Activities	
Capital contributions	20,000
Distributions to members	(111,961)
Net Cash (Used in) Financing Activities	(91,961)
(Decrease) in Cash	(109,353)
Cash at Beginning of Period	152,844
Cash at End of Period	$ 43,491

The accompanying notes are an integral part of these financial statements.

NANES, DELORME CAPITAL MANAGEMENT LLC

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2002

Subordinated Liabilities at January 1, 2002	$ -0-
Increases	-0-
Decreases	-0-
Subordinated Liabilities at December 31, 2002	$ -0-

The accompanying notes are an integral part of these financial statements.

NANES, DELORME CAPITAL MANAGEMENT LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 1. Summary of Significant Account Policies

A. Organization

Nanes, Delorme Capital Management LLC (the Company), a Delaware limited liability company, is registered as a broker-dealer with the Securities and Exchanges Commission. It offers investment advice and execution services to the general public.

B. Clearing Operations

All Company and customer transactions are cleared on a fully disclosed basis through an independent broker-dealer. The Company pays the broker-dealer various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing agents. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to off-balance-sheet risk.

C. Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
State and municipal obligations	$56,111	$ -0-
Corporate Stocks	12,340	-0-
Options and warrants	-0-	6,050
	$68,451	$6,050

D. Depreciation and Amortization

For financial statement purposes, depreciation is computed using both the straight-line method and accelerated methods over the estimated useful lives of the assets.

E. Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid, short-term investments with a three-month maturity or less upon acquisition to be cash equivalents.

NANES, DELORME CAPITAL MANAGEMENT LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 1. Summary of Significant Account Policies (Continued)

F. Revenue and Expense Recognition
Securities transactions and the related commission revenue and expenses are recorded on a trade date basis.

G. Income Taxes
No provision has been made for Federal or State income taxes. The Company has elected to be treated as a partnership for income tax purposes. Each member is individually responsible for reporting income or loss based on their respective shares of the Company's income or loss for the period.

H. Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

I. Monetary Risk
The Company maintains cash balances at J.P Morgan Chase Bank in the New York Metropolitan area. Bank balances are insured by the Federal Deposit Insurance Corporation. Deposits with the clearing broker and money market mutual funds are not insured by the Securities Investor Protection Corporation.

J. Other Investments
During 2002, the Company invested $100,000 in an investment partnership. The investment is reported at net asset value.

Note 2. Deposits with Clearing Brokers

The Company as in introducing broker, is required under the terms of its fully disclosed clearing agreement with its clearing broker to maintain net capital of $150,000.

Note 3. Liabilities Subordinated to Claims of General Creditor

At December 31, 2002, the Company had no liabilities subordinated to claims of General Creditors.

Note 4. Net Capital Required

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rules of NASD, also provides that equity capital may not be withdrawn or cash dividends paid if; the resulting net capital ratio would exceed 10 to 1.

At December 31, 2002, the Company had net capital of $218,521 which was $118,521 in excess of its required net capital of $100,000. The Company's net capital ratio was .21 to 1.0.

Note 5. Office Expenses

The Company subleases office facilities and obtains certain administrative services from the clearing broker. For these facilities and services the Company pays a monthly fee of $4,116. For the year ended December 31, 2002, these charges amounted to approximately $49,000.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17a-5

TO THE MEMBERS OF
NANES, DELORME CAPITAL MANAGEMENT LLC

We have audited the financial statements of Nanes, Delorme Capital Management LLC as of and for the year ended December 31, 2002 and have issued our report thereon dated February 7, 2003. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

NEW YORK, NEW YORK
FEBRUARY 7, 2003

Oram, Yelon & Bernstein, P.C.
ORAM, YELON & BERNSTEIN, P.C.

SCHEDULE I
NANES, DELORME CAPITAL MANAGEMENT LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C-1 OF THE SECURITIES & EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

Net Capital:	
Total members' capital, qualified for net capital	$362,908
Add:	
Liabilities subordinated to claims of general creditors, allowable in computation of net capital	0
Total Capital and allowable subordinated liabilities	$362,908
Deductions and/or changes:	
Non-allowable assets;	
Prepaid expenses	(3,337)
Security deposits	(12,348)
Fixed Assets	(10,400)
Investment in Partnership	(95,625)
Net Capital before haircuts on securities positions	$241,198
Haircuts on Securities	(22,677)
Net Capital	$218,521
Aggregate Indebtedness:	
Accounts payable	$ 33,965
Accrued Expenses & Taxes	13,258
Items not included in balance sheet	-0-
Total Aggregate Indebtedness	$ 47,223
Computation of Basic Net Capital Requirements:	
Minimum Capital Required (6 2/3% of AI)	$ 3,148
Minimum dollar Net Capital Requirement	100,000
Excess Net Capital	$118,521
Excess Net Capital at 1000%	$213,799
Ratio: Aggregate Indebtedness to Net Capital	.21 to 1.0
Percentage Debt to Debt/Equity	N/A

SCHEDULE I CONTINUED

Reconciliation with Company's Computation (included in Part II of Form X-17a-5 as of December 31, 2002:

Net Capital, as reported in Company's Part II (unaudited) FOCUS report	$276,745
Audit adjustments	(29,615)
Non- Allowable asset adjustment	(9,212)
Adjustment to haircuts	(19,397)
Net Capital per above	$218,521

NANES, DELORME CAPITAL MANAGEMENT LLC
STATEMENT REGARDING EXEMPTION FROM REPORTING: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3

Nanes, Delorme Capital Management LLC is exempt from Rule 15c3-3 of the Securities and Exchange Commission under 17CFR 240.15c3-3(k)(2)(ii)

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers.

The Company does not maintain margin accounts for its customers; and, therefore, there were no excess margin securities.

Procedures for the handling and safeguarding of securities, in the event that they are received, were reviewed and determined to be adequate.

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

TO THE MEMBERS OF
NANES, DELORME CAPITAL MANAGEMENT LLC

In planning and performing our audit of the financial statements of Nanes, Delorme Capital Management LLC for the period ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedure referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

NEW YORK, NEW YORK
FEBRUARY 7, 2003

Oram, Yelon & Bernstein, P.C.
ORAM, YELON & BERNSTEIN, P.C.